Bill Johnston Senior Vice President & Controller 1801 California Street, Suite 320 Denver, Colorado 80202

April 9, 2008

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Qwest Communications International Inc. Form 10-K for the Year Ended December 31, 2007 Filed February 12, 2008 File No. 1-15577	Qwest Corporation Form 10-K for the Year Ended December 31, 2007 Filed February 12, 2008 File No. 1-03040

Dear Mr. Spirgel:

On behalf of Qwest Communications International Inc. (“QCII”) and Qwest Corporation (“QC”), I am responding to the comments contained in your letters, dated March 31, 2008, relating to our Annual Reports on Forms 10-K for the year ended December 31, 2007. Your comments are set forth in bolded, italicized text below, and our responses are set forth in plain text beneath each comment.

Note 2: Summary of Significant Accounting Policies, Reclassifications, page 59 (QCII)

Note 1: Business and Background, page 45 (QC)

1.	We note that you expect to make changes in the definitions you use to classify your expenses to better reflect the management of your business. We also note that these changes could result in an annual reduction of $500 million to $700 million in cost of sales. Please tell us in more detail the nature of these changes and how these changes better reflect the management of your business.

Response:

Based on our interactions with our investors over the past several years and our internal analysis of operating cost classifications, we evaluated whether our Statement of Operations presentation could be updated to better aid the readers of our financial statements in understanding our cost structure. For example, we considered whether it would be more appropriate to present a Statement of Operations that classified expenses based on their “nature” (e.g., materials, labor costs, depreciation, rents, taxes other than income) instead of based in their “function” (e.g., cost of sales, selling costs, etc.). Although we perceived some benefits would flow from a natural presentation, we reviewed the income statement presentation requirements of Rule 5-03 of Regulation S-X, and determined that a natural presentation would not necessarily comply with the rules. However, we determined that we could improve on the definitions used to classify costs based on their function by presenting information and related disclosures that will enhance the value to the users of our financial statements and still comply with Rule 5-03.

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

April 9, 2008

Therefore, consistent with the disclosure of our intentions in our 2007 annual reports on Forms 10-K, during the first quarter of 2008 we changed the definitions we use to classify expenses as cost of sales, selling expenses or general, administrative and other operating expenses. To aid investors in understanding our future financial statements that will follow these new definitions, we recast certain financial information presented in our Annual Reports on Forms 10-K for the year ended December 31, 2007 to reflect the impact of these changes. We filed this recast financial information for both QCII and QC on Current Reports on Forms 8-K dated April 4, 2008. As noted in Note 2 to each of the recast financial statements (pages 6-7 in the QCII financial statements and pages 7-8 in the QC financial statements) contained in those Forms 8-K, operating expenses are now classified as follows:

•

Cost of sales are costs incurred in providing products and services to our customers. These include: facility costs; employee-related costs directly attributable to operating and maintaining our network (such as salaries, wages and certain benefits); equipment sales costs (such as data integration, handsets and modem costs); and other cost of sales directly related to operating and maintaining our network (such as professional fees, materials and supplies and outsourced services).

•

Selling expenses are costs incurred in selling products and services to our customers. These include: employee-related costs directly attributable to selling products or services (such as salaries, wages, internal commissions and certain benefits); marketing, advertising and external commissions; bad debt; and other selling costs (such as professional fees and outsourced services).

•

General, administrative and other operating expenses are corporate overhead and other operating costs. These include: employee-related costs for administrative functions (such as salaries, wages and certain benefits); taxes and fees (such as property and other taxes and universal service fund, or USF, charges); real estate and occupancy costs (such as rents and utility costs); and other general, administrative and other operating costs (such as professional fees, litigation related charges, general computer systems support services and outsourced services). General, administrative and other operating expenses also include our pension and post-retirement benefits costs for all employees.

In the recast financial statements contained in the previously mentioned Forms 8-K, we also added a reference on the face of the Statements of Operations to Note 2 where these definitions are found. We are supplementally providing copies of these pages with this letter.

These definitional changes resulted in $565 million, $685 million and $656 million at QCII being classified as either selling expenses or general, administrative and other operating expenses rather than cost of sales for the years ended December 31, 2007, 2006 and 2005, respectively. This change resulted primarily from the movement of certain universal service subsidy payments and real estate costs to general, administrative and other operating expenses.

Traditional cost of sales definitions reflect an inventory intensive business model, which is difficult to apply to telecommunications companies. Our industry provides telecommunication services over large core integrated networks. Production cost in our industry is driven by capital builds (depreciation), network repair and maintenance, third-party leased facility cost1 and customer premise equipment

[1]	Because our network does not extend to all places where our customers require us to provide telecommunications service to them, we incur significant costs to use networks owned by other companies.

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

April 9, 2008

expenses. Our new cost of sales definition reflects this production cost model that better represents how we run our business and allows users of our financial statements to better understand our cost structure, while complying with Rule 5-03.2 of Regulation S-X. Additionally, we have chosen to separately break out selling expenses from general and administrative expenses. This breakout will give users of our financial statements even greater insight into our cost structure. Finally, these new definitions of cost of sales and selling expenses will better align with the new segments that QCII will report in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.2

Note 2: Summary of Significant Accounting Policies, Cash and Cash Equivalents, page 62 (QCII)

Note 2: Summary of Significant Accounting Policies, Cash and Cash Equivalents, page 49 (QC)

2.	We note that cash and cash equivalents include investments with original average maturities of three months or less. Please tell us what is meant by “original average maturities” and how these investments comply with paragraph 8 of SFAS 95.

Response:

Our cash and cash equivalents disclosure concerning original average maturities intended to disclose how we classify our investments in investment funds such as money market securities. Our short-term investment portfolio invests primarily in various investment funds3 that aim to preserve capital while maintaining liquidity as well as individual securities. Many of these investment funds are money market funds governed by Rule 2a-7 of the Investment Company Act of 19404 and are directly referenced in SFAS 95. Other funds in which we invest are investment funds that are not subject to Rule 2a-7 but often operate very similarly to funds that meet the requirements of Rule 2a-7.

Paragraph 8 of SFAS 95 defines cash equivalents as “short-term, highly liquid investments that are…readily convertible to known amounts of cash [and]…so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.” SFAS 95 further states that “generally, only investments with original maturities of three months or less qualify under that definition.” Paragraph 9 of SFAS 95 goes on to list as examples of items commonly considered to be cash equivalents: “Treasury bills, commercial paper, money market funds, and federal funds sold.”

Under our accounting policy we evaluate whether non-Rule 2a-7 funds are cash and cash equivalents based on the legal requirements for Rule 2a-7 funds. Because investment funds do not have a maturity date per se, the primary indicator that we follow is the dollar-weighted average maturity of the individual fund portfolios. Rule 2a-7(c)(2) of the Investment Company Act of 1940 allows money market funds to hold individual securities with maturities up to 397 days (762 days for government securities held in money market funds using the amortized cost method) as long as the dollar-weighted average maturity of their portfolio does not exceed ninety days. We believe this policy is reasonable since paragraph 9 specifically mentions “money market funds” as examples of cash equivalents. Consequently, when investing in any fund we examine—among other criteria that follow the guidance of SFAS 95—whether the fund’s assets have a dollar-weighted average maturity that exceeds 90 days

[2]

During the first quarter of 2008, QCII’s chief operating decision maker began to manage QCII’s business using different financial information than he used previously, and we changed QCII’s segments accordingly.

[3]	We use the term fund in this discussion to refer to an "open-end company" under the Investment Company Act of 1940.
[4]

Rule 2a-7 of the Investment Company Act of 1940 defines what types of mutual funds may be called “money market funds.” We believe the reference to “money market funds” in paragraph 9 of SFAS 95 refers to Rule 2a-7.

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

April 9, 2008

at each reporting date. If the dollar-weighted average maturity does exceed 90 days, we classify the investment outside of cash or cash equivalents. We do not group or batch different funds for this evaluation.

On the occasions when we do invest in individual securities, we evaluate their individual original maturities following the guidance in footnote 2 of SFAS 95. We do not group or batch individual securities for this evaluation.

Because our investment policies allow us to invest in money market funds, money market like funds as well as various types of individual securities, our disclosure wording mentioned “original average maturities” in an attempt to describe the concept that we use in evaluating investments in funds. We believe our accounting policy regarding classification of investments as cash or cash equivalents is compliant with SFAS 95. However, in light of your comment we recognized that this description could be improved. In Note 2 to each of the recast financial statements (page 10 of the QCII financial statements and page 11 of the QC financial statements) included in our Current Reports on Forms 8-K dated April 4, 2008, copies of which pages are supplementally provided with this letter, we changed our description to indicate that in evaluating investments for classification as cash equivalents, we require that individual securities have original maturities of three months or less and that funds have dollar-weighted average maturities of their portfolios of 90 days or less. We will continue to describe our policy this way in future filings.

* * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (303) 992-2996.

Sincerely,

/s/ Bill Johnston
Bill Johnston

cc: (with enclosures)

K. Dane Brooksher, Chair—QCII Audit Committee

Jim Bickell, Engagement Partner—KPMG

QWEST COMMUNICATIONS INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(Dollars in millions except per share amounts, shares in thousands)
Operating revenue	$13,778	$13,923	$13,903
Operating expenses:
Cost of sales (exclusive of depreciation and amortization)	4,692	4,923	5,180
Selling	2,136	2,116	2,045
General, administrative and other operating	2,735	2,559	2,758
Depreciation and amortization	2,459	2,770	3,065

Total operating expenses (Note 2)	12,022	12,368	13,048

Other expense (income)—net:
Interest expense on long-term borrowings and capital leases—net	1,095	1,169	1,483
Loss on early retirement of debt—net	26	5	462
Gain on sale of assets	(7)	(68)	(263)
Other—net	(22)	(108)	(67)

Total other expense (income)—net	1,092	998	1,615

Income (loss) before income taxes and cumulative effect of changes in accounting principles	664	557	(760)
Income tax benefit	2,253	36	3

Income (loss) before cumulative effect of changes in accounting principles	2,917	593	(757)
Cumulative effect of changes in accounting principles—net of taxes	—	—	(22)

Net income (loss)	$2,917	$593	$(779)

Basic earnings (loss) per share:
Income (loss) before cumulative effect of changes in accounting principles	$1.59	$0.31	$(0.41)
Cumulative effect of changes in accounting principles—net of taxes	—	—	(0.01)

Basic earnings (loss) per share	$1.59	$0.31	$(0.42)

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of changes in accounting principles	$1.52	$0.30	$(0.41)
Cumulative effect of changes in accounting principles—net of taxes	—	—	(0.01)

Diluted earnings (loss) per share	$1.52	$0.30	$(0.42)

Weighted average shares outstanding:
Basic	1,829,244	1,889,857	1,836,374
Diluted	1,920,766	1,971,545	1,836,374

The accompanying notes are an integral part of these consolidated financial statements.

QWEST COMMUNICATIONS INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007, 2006 and 2005

Unless the context requires otherwise, references in these consolidated financial statements to “Qwest,” “we,” “us,” the “Company” and “our” refer to Qwest Communications International Inc. and its consolidated subsidiaries. References in these consolidated financial statements to “QCII” refer to Qwest Communications International Inc. on an unconsolidated, stand-alone basis.

Note 1: Business and Background

We provide voice, data, Internet and video services nationwide and globally. We generate the majority of our revenue from services provided within the 14-state region of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. We often refer to this region as our “local service area.”

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries over which we exercise control. All intercompany amounts and transactions with our consolidated subsidiaries have been eliminated.

In light of regulatory changes in 2007 and consistent with our continuing strategy to simplify our corporate structure and gain operational efficiencies, in the first quarter of 2008 we made changes to the legal organization of some of our subsidiaries and moved some of our operations among our subsidiaries. To reflect the impact these changes would have had if they had been implemented in prior years and to aid the understanding of our future filings, we have recast certain financial information presented in Note 9—Borrowings and Note 20—Financial Statements of Guarantors. In addition, we continue to evaluate other ways to better organize the legal organization and operations of our subsidiaries and may make additional changes to the legal organization and operations of our subsidiaries in the future.

Reclassifications

During the first quarter of 2008, we changed the definitions we use to classify expenses as cost of sales, selling expenses or general, administrative and other operating expenses, and as a result certain expenses in our consolidated statements of operations have been reclassified. Operating expenses are now reported as follows:

•

Cost of sales are costs incurred in providing products and services to our customers. These include: facility costs; employee-related costs directly attributable to operating and maintaining our network (such as salaries, wages and certain benefits); equipment sales costs (such as data integration, handsets and modem costs); and other cost of sales directly related to our network operations (such as professional fees, materials and supplies and outsourced services).

•

Selling expenses are costs incurred in selling products and services to our customers. These include: employee-related costs directly attributable to selling products or services (such as salaries, wages, internal commissions and certain benefits); marketing, advertising and external commissions; bad debt; and other selling costs (such as professional fees and outsourced services).

•

General, administrative and other operating expenses are corporate overhead and other operating costs. These include: employee-related costs for administrative functions (such as salaries, wages and certain benefits); taxes and fees (such as property and other taxes and universal service fund (“USF”) charges); real estate and occupancy costs (such as rents and utility costs); and other general, administrative and

QWEST COMMUNICATIONS INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2007, 2006 and 2005

other operating costs (such as professional fees, outsourced services, litigation related charges and general computer systems support services). General, administrative and other operating expenses also include our pension and post-retirement benefits costs for all employees.

We believe these changes—which align cost of sales with our network, facilities and equipment costs, align selling costs with our direct business unit costs, and provide additional detail on our general, administrative and other operating costs—allow users of our financial statements to better understand our cost structure and the way we manage our business. These expense classifications may not be comparable to those of other companies. These changes had no impact on total operating expenses or net income for any period. However, to reflect the impact these changes would have had if they had been implemented in prior years and to aid the understanding of our future filings, we have recast certain financial information presented in our consolidated statements of operations, in this Note 2—Basis of Presentation and in Note 20—Financial Statements of Guarantors. These changes resulted in $565 million, $685 million and $656 million moving from the cost of sales category to either selling expenses or general, administrative and other operating expenses for the years ended December 31, 2007, 2006 and 2005, respectively.

We periodically evaluate the appropriateness of classifications on our consolidated balance sheets. As a result of our recent evaluation, we have reclassified certain amounts on our consolidated balance sheets to conform to the current year presentation. These changes included the reclassification of other intangible assets of $73 million as of December 31, 2006. In our Annual Report on Form 10-K for the year ended December 31, 2006, other intangible assets were included in capitalized software and other intangible assets—net. In 2007, we determined that these assets were more appropriately classified as other non-current assets. The reclassification resulted in a change to the caption on our consolidated balance sheets from capitalized software and other intangible assets to capitalized software—net.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions made when accounting for items and matters such as, but not limited to, long-term contracts, customer retention patterns, allowance for doubtful accounts, depreciation, amortization, asset valuations, internal labor capitalization rates, recoverability of assets (including deferred tax assets), impairment assessments, employee benefits, taxes, reserves and other provisions and contingencies are reasonable, based on information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We also make estimates in our assessments of potential losses in relation to threatened or pending legal and tax matters. See Note 16—Commitments and Contingencies.

For matters not related to income taxes, if a loss is considered probable and the amount can be reasonably estimated, we recognize an expense for the estimated loss. If we have the potential to recover a portion of the estimated loss from a third party, we make a separate assessment of recoverability and reduce the estimated loss if recovery is also deemed probable.

Effective January 1, 2007, for matters related to income taxes, we apply Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). See Note 3—Income Taxes for further discussion.

Actual results could differ from our estimates.

7

QWEST COMMUNICATIONS INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2007, 2006 and 2005

investment tax credits earned in certain states. We amortize these credits ratably over the estimated service lives of the related assets as a credit to our income tax provision in our consolidated statements of operations.

We establish valuation allowances when necessary to reduce deferred income tax assets to the amounts that we believe are more likely than not to be recovered. Prior to 2006, we had a history of losses and, as a result, we recognized a valuation allowance for our net deferred tax assets. A significant portion of our net deferred tax assets relate to tax benefits attributable to NOLs.

Each quarter we evaluate the need to retain all or a portion of the valuation allowance on our deferred tax assets. During 2007, we determined that it was more likely than not that we would realize the majority of our deferred tax assets, including those related to U.S. federal NOLs. In making this determination, we analyzed, among other things, our recent history of earnings and cash flows, forecasts of future earnings, the nature and timing of future deductions and benefits represented by the deferred tax assets and our cumulative earnings for the last 12 quarters. See Note 3—Income Taxes.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value. In evaluating investments for classification as cash equivalents, we require that individual securities have original maturities of three months or less and that individual investment funds have dollar-weighted average maturities of ninety days or less. To preserve capital and maintain liquidity, we invest with financial institutions we deem to be of sound financial condition and in high quality and relatively risk-free investment products. Our cash investment policy limits the concentration of investments with specific financial institutions or among certain products and includes criteria related to credit worthiness of any particular financial institution.

Book overdrafts occur when checks have been issued but have not been presented to certain controlled disbursement bank accounts for payment. These bank accounts allow us to delay funding of issued checks until the checks are presented for payment. A delay in funding results in a temporary source of financing. The activity related to book overdrafts is shown as financing activities in our consolidated statements of cash flows. Book overdrafts are included in accounts payable on our consolidated balance sheets. As of December 31, 2007 and 2006, the book overdraft balance was $32 million and $38 million, respectively.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, plus the estimated value of any associated legally or contractually required retirement obligations. Property, plant and equipment are depreciated primarily using the straight-line group method. Under the straight-line group method, assets dedicated to providing telecommunications services (which comprise the majority of our property, plant and equipment) that have similar physical characteristics, use and expected useful lives are categorized in the year acquired on the basis of

10

QWEST CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(Dollars in millions)
Operating revenue:
Operating revenue	$8,791	$8,901	$9,015
Operating revenue—affiliates	1,900	1,820	1,827

Total operating revenue	10,691	10,721	10,842

Operating expenses:
Cost of sales (exclusive of depreciation and amortization)	1,652	1,716	1,693
Selling	1,759	1,758	1,666
General, administrative and other operating	1,834	2,107	2,261
Affiliates	165	178	89
Depreciation and amortization	2,221	2,529	2,879

Total operating expenses (Note 2)	7,631	8,288	8,588

Other expense (income)—net:
Interest expense on long-term borrowings and capital leases—net	608	616	608
Other—net	12	(65)	18

Total other expense (income)—net	620	551	626

Income before income taxes and cumulative effect of changes in accounting principles	2,440	1,882	1,628
Income tax expense	913	679	578

Income before cumulative effect of changes in accounting principles	1,527	1,203	1,050
Cumulative effect of changes in accounting principles—net of taxes of $0, $0 and $8, respectively	—	—	(12)

Net income	$1,527	$1,203	$1,038

The accompanying notes are an integral part of these consolidated financial statements.

2

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2007, 2006 and 2005

These transfers were accounted for as a pooling of interests, which had the following effect on our previously reported financial statements for each year presented:

	Years Ended December 31,
	2007	2006	2005
	(Dollars in millions)
Increases in:
Total operating revenue	$814	$850	$794
Income before income taxes and cumulative effect of changes in accounting principles	63	31	98
Net income	35	—	61

	As of December 31,
	2007	2006
	(Dollars in millions)
Increases in:
Total assets	$1,125	$934
Total liabilities	732	412

In addition, as of September 30, 2007, QSC had transferred to us certain broadband services-related assets of an affiliate’s operations. The financial impacts related to these assets were immaterial to us.

QCII continues to evaluate other ways to better organize the legal organization and operations of its subsidiaries and may make additional changes to the legal organization and operations of its subsidiaries, including us, in the future. In connection with these past or future reorganization activities, we do not believe we have consummated, and we do not expect to consummate in the future, any business combinations or other transactions that will adversely affect our consolidated financial condition or results of operations.

Note 2:    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries over which we exercise control. All intercompany amounts and transactions with our consolidated subsidiaries have been eliminated.

We periodically evaluate the appropriateness of classifications on our consolidated balance sheets. As a result of our recent evaluation, we have reclassified certain prior year amounts on our consolidated balance sheets to conform to the current year presentation.

During the first quarter of 2008, we changed the definitions we use to classify expenses as cost of sales, selling expenses or general, administrative and other operating expenses, and as a result certain expenses in our consolidated statements of operations have been reclassified. Operating expenses are now reported as follows:

•

Cost of sales are costs incurred in providing products and services to our customers. These include: employee-related costs directly attributable to operating and maintaining our network (such as salaries, wages and certain benefits); and other costs of sales directly related to our network operations (such as professional fees, materials and supplies and outsourced services).

•

Selling expenses are costs incurred in selling products and services to our customers. These include: employee-related costs directly attributable to selling products or services (such as salaries, wages, internal commissions and certain benefits); marketing, advertising and external commissions; bad debt; and other selling costs (such as professional fees and outsourced services).

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2007, 2006 and 2005

•

General, administrative and other operating expenses are corporate overhead and other operating costs. These include: employee-related costs for administrative functions (such as salaries, wages and certain benefits); taxes and fees (such as property and other taxes and universal service fund (“USF”) charges); real estate and occupancy costs (such as rents and utility costs); and other general, administrative and other operating costs (such as professional fees, outsourced services, litigation related charges and general computer systems support services). General, administrative and other operating expenses also include our pension and post-retirement benefits costs for all employees.

We believe these changes allow users of our financial statements to better understand our cost structure and how we manage our business. These expense classifications may not be comparable to those of other companies. These reclassification changes had no impact on total operating expenses or net income for any period. However, to reflect the impact these changes would have had if they had been implemented in prior years and to aid the understanding of our future filings, we have recast certain financial information presented in our consolidated statements of operations.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions made when accounting for items and matters such as, but not limited to, long-term contracts, customer retention patterns, allowance for doubtful accounts, depreciation, amortization, asset valuations, internal labor capitalization rates, recoverability of assets, impairment assessments, employee benefits, taxes, reserves and other provisions and contingencies are reasonable, based on information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We also make estimates in our assessments of potential losses in relation to threatened or pending legal and tax matters. See Note 15—Commitments and Contingencies.

For matters not related to income taxes, if a loss is considered probable and the amount can be reasonably estimated, we recognize an expense for the estimated loss. If we have the potential to recover a portion of the estimated loss from a third party, we make a separate assessment of recoverability and reduce the estimated loss if recovery is also deemed probable.

Effective January 1, 2007, for matters related to income taxes, we apply Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). See Note 3—Income Taxes for further discussion.

Actual results could differ from our estimates.

Affiliate Transactions

We provide to our affiliates telecommunications and other support services, and we purchase from our affiliates long-distance services, wholesale Internet access, insurance and other services. Regulatory rules require certain affiliate transactions to be recorded at market price or fully distributed cost. Regulators periodically review our compliance with these rules, which may result in adjustments to our affiliate transactions. We record these adjustments in the period they become known to us. See further discussion of our affiliate transactions in Note 14—Related Party Transactions.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2007, 2006 and 2005

investment tax credits earned in certain states. We amortize these credits ratably over the estimated service lives of the related assets as a credit to our income tax provision in our consolidated statements of operations.

Cash and Cash Equivalents

We use the cash management services of QCII. QCII manages our cash in accordance with its cash investment policy, which restricts investments to ensure preservation of principal and maintenance of liquidity. Although cash and cash equivalents balances are generally unsecured, our balances are maintained with financial institutions that QCII and we believe are creditworthy. Cash and cash equivalents include highly liquid investments that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value. In evaluating investments for classification as cash equivalents, QCII requires that individual securities have original maturities of three months or less and that individual investment funds have dollar-weighted average maturities of ninety days or less. To preserve capital and maintain liquidity, QCII invests with financial institutions it deems to be of sound financial condition and in high quality and relatively risk-free investment products. Our cash investment policy limits the concentration of investments with specific financial institutions or among certain products and includes criteria related to credit worthiness of any particular financial institution.

Book overdrafts occur when checks have been issued but have not been presented to certain controlled disbursement bank accounts for payment. These bank accounts allow us to delay funding of issued checks until the checks are presented for payment. A delay in funding results in a temporary source of financing. The activity related to book overdrafts is shown as financing activities in our consolidated statements of cash flows. Book overdrafts are included in accounts payable on our consolidated balance sheets. As of December 31, 2007 and 2006, the book overdraft balance was $24 million and $21 million, respectively.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, plus the estimated value of any associated legally or contractually required retirement obligations. Property, plant and equipment are depreciated primarily using the straight-line group method. Under the straight-line group method, assets dedicated to providing telecommunications services (which comprise the majority of our property, plant and equipment) that have similar physical characteristics, use and expected useful lives are categorized in the year acquired on the basis of equal life groups for purposes of depreciation and tracking. Generally, under the straight-line group method, when an asset is sold or retired, the cost is deducted from property, plant and equipment and charged to accumulated depreciation without recognition of a gain or loss. A gain or loss is recognized in our consolidated statements of operations only if a disposal is abnormal or unusual. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Interest is capitalized during the construction phase of network and other internal-use capital projects. Employee-related costs directly related to construction of internal use assets are also capitalized during the construction phase. Property, plant and equipment supplies used internally are carried at average cost, except for significant individual items for which cost is based on specific identification.